UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2011	By:	/s/ Bernard J. Pitz
Bernard J.Pitz, Chief Financial Officer

TSX

SYMBOL: ITP

Intertape Polymer Group Reports First Quarter 2011 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – May 11, 2011 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today released results for the first quarter ended March 31, 2011. All dollar amounts are US denominated unless otherwise indicated.

Highlights:

•	Revenue for the quarter increased 11.3% to $192.6 million year-over-year

•	Adjusted EBITDA of $11.8 million increased 37.2% over last year

•	For the quarter, cash flow from operations before changes in working capital was $11.2 million

•	As of March 31, 2011, cash and unused availability under the Asset Based Loan (“ABL”) was $48.8 million

“The Company’s year-over-year performance improved substantially, reflecting the success of aligning our resources to develop and focus on a range of new high-margin products. While price increases have been achieved, mainly in the industrial segment, cost inflation has temporarily out-paced these gains. To address this situation, we are in the process of implementing additional price increases to our customers. The continued improvement in our top line underscores the market acceptance of Intertape’s high-margin products. This bodes well for continued revenue growth and increased profitability,” stated Intertape President and Chief Executive Officer, Greg Yull.

First quarter revenue increased 11.3% to $192.6 million, compared to $173.1 million for the first quarter of 2010 and was up 7.0% sequentially from $180.1 million for the fourth quarter of 2010. Sales volume increased by approximately 3% over the first quarter of 2010 and selling prices for the same period increased by approximately 8%.

Gross profit for the first quarter totaled $23.8 million, compared to $20.6 million a year ago and $21.2 million for the fourth quarter of 2010. First quarter gross margin was 12.4% compared to 11.9% for the prior year and 11.8% for the fourth quarter of 2010. When compared to the first quarter of 2010, gross profit was higher due to an increase in sales volume, partially offset by rising raw material costs. Gross profit was also higher as compared to the fourth quarter of 2010 due to an increase in sales volume and the non-recurrence of an impairment charge related to the write-off of lumber film automatic wrapping machines and related assets.

Adjusted EBITDA for the first quarter was $11.8 million compared to $8.6 million for the first quarter of 2010 and $12.2 million for the fourth quarter of 2010. The higher Adjusted EBITDA when compared to the first quarter of 2010 reflects a higher gross profit and lower selling, general and administrative (“SG&A”) expenses. Sequentially, the decrease over the fourth quarter of 2010 was due to raw material costs rising faster than selling prices.

Net loss for the first quarter of 2011 was less than $0.1 million compared to a net loss of $4.8 million in the first quarter of 2010, and a net loss of $38.5 million in the fourth quarter of 2010. The improved financial performance compared to the first quarter of 2010 mainly reflects a higher EBITDA contribution. The decrease in the net loss over the fourth quarter of 2010 was primarily due to the non-recurrence of charges related to the Brantford closure and other impairments.

The Company generated cash flows from operating activities before changes in working capital items for the first quarter of $11.2 million compared to $7.9 million in the same period last year. The increase was primarily due to Intertape’s improved financial performance.

As of March 31, 2011, the Company had cash and unused availability under its ABL totaling $48.8 million. As of May 9, 2011, the Company had cash and unused availability under its ABL exceeding $46 million.

The planned shutdown of the Brantford, Ontario facility remains on schedule and is expected to be completed by the end of June. The Company is in the process of selling various plant assets to different interested parties. A positive contribution to EBITDA of approximately $4 million on an annualized basis is still anticipated once the operation is fully closed.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level. However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

T&F Division

Revenue for the T&F Division for the first quarter totaled $162.4 million, representing an 11.7% increase compared to $145.3 million for the first quarter of 2010 and an 8.6% increase compared to $149.5 million for the fourth quarter of 2010. Sales volume increased by approximately 4% as compared to the first quarter of 2010 and increased approximately 7% sequentially over the fourth quarter of 2010. Revenue across most product lines contributed to both the year-over-year and sequential increases.

First quarter gross profit for the T&F Division totaled $21.1 million at a gross margin of 13.0% compared to $19.3 million at a gross margin of 13.3% for the first quarter of last year. The increase in gross profit was due to increased volume and average selling prices while the decrease in gross margin was due to higher resin-based, adhesive and paper raw material costs. On a sequential basis, gross profit increased by $0.2 million while the gross margin declined by

100 basis points over the fourth quarter of 2010 due to higher raw material costs particularly polypropylene and natural rubber.

T&F Division’s Adjusted EBITDA was $11.3 million for the first quarter compared to $10.1 million for the comparable period a year ago and $11.9 million for the fourth quarter of 2010. The year-over-year first quarter increase in EBITDA was due to higher sales volume and selling prices.

T&F DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Revenue	162.4	149.5	145.3
Cost of Sales	141.2	128.6	126.0
Gross profit	21.1	20.9	19.3
Divisional earnings before income taxes	4.9	4.8	2.8

Depreciation, amortization and foreign exchange gains (losses)	6.3	7.1	7.3
EBITDA	11.3	11.9	10.1
Adjusted EBITDA	11.3	11.9	10.1

ECP Division

Revenue for the ECP Division for the first quarter was $30.3 million, representing an 8.9% increase when compared to $27.8 million for the first quarter of 2010 and a 1.2% decrease when compared to $30.6 million for the fourth quarter of 2010. Sales volume decreased by approximately 2% compared to the first quarter of 2010 and increased by approximately 1% over the fourth quarter of 2010. Selling prices increased by approximately 11% compared to the first quarter of 2010 and declined by approximately 1% sequentially from the fourth quarter.

Gross profit for the ECP Division for the first quarter totaled $2.7 million at a gross margin of 8.9%, compared to $1.3 million at a gross margin of 4.5% for the first quarter of 2010 and $0.3 million at a gross margin of 1.1% for the fourth quarter of 2010. On a year-over-year basis, the increase in both gross profit and gross margin was due to higher selling prices. Sequentially, the fourth quarter 2010 gross profit and margin was negatively impacted by asset impairment charges of $2.9 million.

Adjusted EBITDA for the first quarter of 2011 was $1.2 million compared to negative $1.1 million for the same period last year and $0.8 million for the fourth quarter of 2010. The increase in

Adjusted EBITDA in the first quarter of 2011 compared to last year was due primarily to increased selling prices.

ECP DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO LOSS BEFORE INCOME TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$

Revenue	30.3	30.6	27.8

Cost of Sales	27.6	30.3	26.5

Gross Profit	2.7	0.3	1.3

Divisional loss before income taxes	(0.5)	(8.3)	(2.7)

Depreciation, amortization, and foreign exchange gains(losses)	1.7	2.7	1.6
EBITDA	1.2	(5.6)	(1.1)

Manufacturing facility closures, restructuring and other charges		3.5
Impairment of long-lived assets and other assets		2.9
Adjusted EBITDA	1.2	0.8	(1.1)

Outlook

“The sustained upward pressure of raw material costs requires further price increases. We are prudently optimistic that such increases will be accepted by the market. An intensive agenda of productivity improvements and lower manufacturing costs is being aggressively pursued to further offset higher input costs,” commented Mr. Yull.

“A number of other steps are being taken to reach our objective of enhancing gross margins. These include the commercialization of new products that we are introducing through the year as well as an on-going scrutiny of low margin business. In the short-term we foresee revenue growth and, with the successful implementation of price increases, further profitability gains.”

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP (as derived in accordance with IFRS) net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes (recovery), net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial costs, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meaning prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Net Loss	(0.0)	(38.5)	(4.8)
Add back:
Financial costs, net of amortization (including foreign exchange gain (loss))	3.8	3.9	4.0
Income taxes	0.3	32.2	0.9

Depreciation and amortization	7.8	8.2	8.4
EBITDA	11.8	5.7	8.6
Manufacturing facility closures, restructuring and other charges		3.5
Impairment of long-lived assets and other assets		2.9
Write-down of assets held-for-sale		0.1
Adjusted EBITDA	11.8	12.2	8.6

IFRS Conversion

The Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Board, as of January 1, 2011 and, as such, the interim consolidated financial statements for the period ended March 31, 2011 reflect the Company’s first set of financial statements prepared under IFRS and include corresponding comparative financial information for 2010. The Company previously prepared its Consolidated Financial Statements under Canadian generally accepted accounting principles. In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company’s IFRS transition date was January 1, 2010 and the Company prepared its opening IFRS balance sheet as of that date.

Conference Call

A conference call to discuss Intertape’s 2011 first quarter results will be held May 11, 2011, at 10 A.M. Eastern Time. Participants may dial 800-288-8967 (U.S. and Canada) and 612-332-0345 (International).

You may access a replay of the call by dialing 800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 202944. The recording will be available from Wednesday, May 11, 2011 at 12:00 P.M. until Friday, June 17, 2011 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions. While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing. A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange

Commission (“SEC”). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under SEC rules. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations. As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Three months ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$

Revenue	192,620	173,120
Cost of sales	168,813	152,566

Gross profit	23,807	20,554

Selling, general and administrative expenses	18,406	18,895
Research expenses	1,373	1,492

	19,779	20,387

Operating profit before manufacturing facility closures, restructuring and other charges	4,028	167

Manufacturing facility closures, restructuring and other charges	3

Operating profit	4,025	167

Financial costs
Interest	3,791	3,889
Other	2	122

	3,793	4,011

Earnings (loss) before income taxes	232	(3,844)
Income taxes
Current	82	102
Deferred	191	807

	273	909

Net loss	(41)	(4,753)

Loss per share
Basic	(0.00)	(0.08)

Diluted	(0.00)	(0.08)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$

Net loss	(41)	(4,753)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	(15)	(316)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	309	312
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	892	515
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	(278)	(90)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(189)
Change in cumulative translation difference	3,207	1,718

Other comprehensive income	3,926	2,139

Comprehensive income (loss) for the period	3,885	(2,614)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$
OPERATING ACTIVITIES
Net loss	(41)	(4,753)
Adjustments for non-cash items
Depreciation and amortization	8,098	8,714
Income tax expense	273	909
Interest expense	3,504	3,737
Loss on disposal of property, plant and equipment	8	183
Charges in connection with manufacturing facility closures, restructuring and other charges	3
Write-down of inventories	83	365
Reversal of a portion of write-down of inventories	(1)	(10)
Stock-based compensation expense	144	120
Pension and post-retirement benefits expense	215	298
Gain on forward exchange rate contracts	(189)
Unrealized foreign exchange gain	(7)	(317)
Other		(21)
Income taxes paid	(43)	(594)
Contributions to defined benefit plans	(829)	(709)

Cash flows from operating activities before changes in working capital items	11,218	7,922

Changes in working capital items
Trade receivables	(9,872)	(8,650)
Other receivables	(535)	(1,727)
Inventories	(14,381)	(9,080)
Parts and supplies	(341)	90
Prepaid expenses	(87)	288
Accounts payable and accrued liabilities	3,903	14,813
Provisions		709

	(21,313)	(3,557)

Cash flows from operating activities	(10,095)	4,365

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	263	647
Purchase of property, plant and equipment	(2,786)	(2,538)
Proceeds from disposals of property, plant and equipment and other assets		122
Restricted cash	5,183
Investment in other assets	133	56
Purchase of intangible assets	(80)

Cash flows from investing activities	2,713	(1,713)

FINANCING ACTIVITIES
Proceeds from long-term debt	17,038	11,084
Repayment of long-term debt	(4,237)	(2,373)
Interest paid	(6,007)	(6,002)

Cash flows from financing activities	6,794	2,709

Net increase (decrease) in cash	(588)	5,361
Effect of exchange differences on cash	(41)	(203)
Cash and cash equivalents, beginning of period	3,968	3,671

Cash and cash equivalents, end of period	3,339	8,829

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	March 31, 2011	December 31, 2010
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,339	3,968
Restricted cash		5,183
Trade receivables	96,553	86,516
Other receivables	4,821	4,270
Inventories	106,284	92,629
Parts and supplies	14,243	13,933
Prepaid expenses	4,669	4,586
Derivative financial instruments	1,621	1,270

	231,530	212,355
Property, plant and equipment	221,282	224,335
Assets held-for-sale	692	671
Other assets	2,941	2,983
Intangible assets	2,330	2,344
Deferred tax assets	34,780	33,926

Total Assets	493,555	476,614

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,547	82,252
Provisions	2,904	2,893
Installments on long-term debt	2,956	2,837

	88,407	87,982
Long-term debt	230,092	216,856
Pension and post-retirement benefits	24,183	24,680
Derivative financial instruments	604	898
Other liabilities	230	230
Provisions	1,925	1,883

	345,441	332,529

SHAREHOLDERS’ EQUITY
Capital stock	348,148	348,148
Contributed surplus	15,937	15,793
Deficit	(223,068)	(223,027)
Accumulated other comprehensive income	7,097	3,171

	148,114	144,085

Total Liabilities and Shareholders’ Equity	493,555	476,614